January 29, 2014

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Income Funds; Post-Effective Amendment No. 110
-- Neuberger Berman Unconstrained Bond Fund
-Class A, Class C, Class R6 and Institutional Class
-1933 Act File No. 002-85229 -1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on December 23, 2013, regarding your review of Post-Effective Amendment No. 110 to the registration statement on Form N-1A for Neuberger Berman Income Funds (“Registrant”) on behalf of its new series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 110 is scheduled to become effective on January 29, 2014. We expect to file Post-Effective Amendment No. 111 on January 29, 2014, which will become effective immediately pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table for the Fund.

Response:  The management fee contained in the fee table reflects fees for both investment management services and administrative services for each Class.  The fee that the Fund pays for investment management services is the same for each Class.  The fee that the Fund pays for administrative services is different for Institutional Class and Class A and Class C.  Accordingly, the management fee reflected in the fee table for Institutional Class is lower than the management fee of Class A and Class C due to the lower fee for administrative services for the Institutional Class.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
January 29, 2014

Comment 2:  Please confirm the estimate of acquired fund fees and expenses contained in the fee table is accurate since the Fund’s principal investment strategies do not discuss investments in exchange-traded funds or other investment companies.

Response: The Registrant confirms that the estimate of the acquired fund fees and expenses contained in the fee table is accurate and notes that the estimate is based on the Fund’s potential short-term investments in money market funds, as described in the sixth paragraph of the “Principal Investment Strategies” section.

Comment 3:  Please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Response:  The Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Comment 4:  Please confirm expenses relating to short sales are included in the estimate of “Other expenses” in the fee table.

Response:  The Registrant confirms expenses relating to short sales are included in the estimate of “Other expenses” in the fee table.

Comment 5:  In the first sentence of the “Principal Investment Strategies” section, please add “plus any borrowings for investment purposes” after net assets.

Response:  No change was made in response to this comment.  The Registrant has considered the staff’s comment but because the Fund does not currently intend to borrow from banks for investment purposes and the Fund has a fundamental policy that does not permit it to borrow from banks for investment purposes, it believes the addition of this language would only confuse investors by suggesting it could borrow for investment purposes.

Comment 6:  In the “Principal Investment Strategies” section, please briefly describe the characteristics of a short position.

Response:  The Registrant has added the following after the second sentence in the first paragraph of the “Principal Investment Strategies” section:

Short positions involve selling a security the Fund does not own in anticipation that the security’s price will decline.

Comment 7:  In the second sentence of the first paragraph in the “Principal Investment Strategies” section, please add “, including emerging markets” to the end of the sentence.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
January 29, 2014

Response:  The Registrant has made the requested change.

Comment 8:  Please acknowledge that the Registrant is aware of the concept release on derivatives issued by the Securities and Exchange Commission (“SEC”), which may change how the Fund might use derivatives in the future if it is implemented.

Response:  The Registrant acknowledges that it is aware of the concept release on derivatives issued by the SEC, which may change how the Fund might use derivatives in the future if it is implemented.

Comment 9:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 10:  In the “Principal Investment Strategies” section, the Fund states that it will invest at least 80% of its net assets in bonds and other debt securities, including derivative instruments that provide investment exposure to such securities.  Please confirm that such derivative instruments will have economic characteristics similar to fixed income securities.

Response:  The Registrant confirms that any derivative instruments included for purposes of determining that at least 80% of the Fund’s net assets are invested in bonds and other debt securities will have economic characteristics similar to fixed income securities.

Comment 11:  Please provide a description of the investment strategy for the 20% of the portfolio that may be invested in equity securities and disclose whether the Fund may invest in small-, mid- or large-capitalization securities.

Response: The Registrant confirms the Fund does not have a target capitalization range and it may invest in securities of any market capitalization.  The Registrant revised the seventh paragraph of the “Principal Investment Strategies” section as follows:

The Fund may also invest up to 20% of its net assets in ~~equity securities, including~~ preferred securities.

In addition, the Registrant added this sentence before the first sentence of the first paragraph of the “Principal Investment Strategies - Investment Philosophy and Process” section:

The Portfolio Management Team uses the following philosophy and process when choosing investments in any of the investment types identified in the Fund’s investment strategy.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
January 29, 2014

Comment 12:  In the “Investment Philosophy and Process” section of the “Principal Investment Strategies” section, please explain how the Fund decides what to buy or sell.

Response:  The Registrant revised the first sentence in the second paragraph of the “Investment Philosophy and Process” section of the “Principal Investment Strategies” as follows;

When assessing the worth of a particular security, the teams utilize internally generated research and proprietary quantitatively driven tools and frameworks to a) establish an internal outlook, b) evaluate the market’s outlook as it is reflected in asset prices, and c) contrast the two. The teams then use the information generated by this process to decide which securities the Fund will own.  The teams will generally purchase securities if their internal outlook suggests a security is undervalued by the market and sell securities if their internal outlook suggests a security is overvalued by the market.

  Comment 13:  If the Fund did not invest at least 80% of its net assets in bonds and other debt securities due to later percentage changes caused by a change in Fund assets, market values or company circumstances, please confirm that the Fund’s future investments would bring the Fund closer to compliance with the 80% test.

Response:  The Registrant confirms that if the Fund did not invest at least 80% of its net assets in bonds and other debt securities due to the circumstances described above, its future investments would bring the Fund closer to compliance with the 80% test.

Comment 14:  Please consider whether the “Principal Investment Strategies” and “Principal Investment Risks” sections could be shortened for the Fund.

Response:  The Registrant reviewed the “Principal Investment Strategies” and “Principal Investment Risks” sections and did not find any disclosure that was not properly included in these sections.

Comment 15:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
January 29, 2014

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 16:  In “Short Sale Risk” in the “Principal Investment Risks” section, please replace the phrase “individual stock basis” with “individual security basis.”

Response:  The Registrant has made the requested change.

Comment 17:  In “Derivatives Risk” in the “Principal Investment Risks” section, please consider revising the disclosure to focus on the types of derivatives the Fund will invest in.

Response:  The Registrant has revised “Derivatives Risk” in the “Principal Investment Risks” section as follows:

Derivatives Risk. The Fund may invest in derivatives, including futures, swaps and forward currency contracts. Derivatives involve risks different from….

Comment 18:  If applicable, please consider adding risk disclosure in the “Principal Investment Risks” section related to small- and mid-capitalization securities, mortgage- and asset-backed securities, collateralized loan obligations, floating rate securities, or preferred securities.

Response:  The Registrant confirms the Fund does not currently intend to invest in collateralized loan obligations or securities within a specific market capitalization as part of its principal investment strategy.  The Registrant revised the “Principal Investment Risks” section to include the following modifications and additional disclosure:

Prepayment and Extension Risk. The Fund’s performance could be affected if borrowers pay back principal on certain debt securities, such as mortgage- or asset-backed securities, before or after the market anticipates such payments, shortening or lengthening their duration. An increase in market interest rates would likely extend the effective duration of ~~mortgage-backed securities~~ certain debt securities, thereby magnifying the effect of the rate increase on the securities’ price. Floating rate securities (including loans) can be less sensitive to prepayment risk.

Preferred Securities Risk. Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities, however, unlike common stock, participation in the growth of an issuer may be limited.  Distributions on preferred stock are generally payable at the discretion of the issuer’s board of directors and after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller

Ms. Karen Rossotto
Division of Investment Managemen
Securities and Exchange Commission
January 29, 2014

companies may be more vulnerable to adverse developments than preferred stock of larger companies. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

Market Capitalization Risk. To the extent the Fund emphasizes small-, mid-, or large-cap stocks, it takes on the associated risks. Compared to small- and mid-cap companies, large-cap companies may be less responsive to changes and opportunities. At times, the stocks of larger companies may lag other types of stocks in performance. The stocks of small- and mid-cap companies are often more volatile and less liquid than the stocks of larger companies and may be more affected than other types of stocks by the underperformance of a sector or during market downturns. Compared to large-cap companies, small and mid-cap companies may have a shorter history of operations, and may have limited product lines, markets or financial resources.

Comment 19:  Please review the requirements of Item 4(b)(2)(i) to confirm that the prospectus complies with the requirements of Item 4(b)(2)(i).

Response:  The Registrant reviewed the requirements of Item 4(b)(2)(i) and believes the prospectus complies with the requirements of Item 4(b)(2)(i).

Comment 20:  In the first sentence of the “Buying and Selling Shares” section, please replace the word “accepted” with “received.”

Response: The Registrant has replaced the word “accepted” with “received in proper form” throughout the Prospectus.

Comment 21:  Please confirm the investments and practices disclosed in the “Information about Additional Risks” section do not require any risk disclosure in the “Principal Investment Risks” section.

Response:  The Registrant confirms the investments and practices disclosed in the “Information about Additional Risks” section do not require any additional risk disclosure in the “Principal Investment Risks” section.

 Comment 22:  In the second paragraph of the “Investment Manager” section, please disclose the date of the shareholder report that will include the discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements.

Response:  No change was made in response to this comment.  The second paragraph of the “Investment Manager” section currently states that “a discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
January 29, 2014

will be available in the Fund’s initial shareholder report.  The Registrant has considered the staff’s comment but believes the language complies with Item 10(a)(1)(iii).

Comment 23:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s net asset value.

Response:  The Registrant confirms that the market value of derivatives will be used for the purposes of calculating the Fund’s net asset value.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent Marguerite W. Laurent